FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of November 2005
                        04 November 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing 1st Quarter Results released on 04 November 2005




                                                                 4 November 2005

                       BRITISH SKY BROADCASTING GROUP PLC
              Results for the three months ended 30 September 2005

 BSkyB announces over one million Sky+ subscribers, a 14% increase in operating profit to GBP215 million and a 19% increase in earnings per share to 7.5 pence

Operating highlights

- Net DTH subscriber growth of 57,000 (2004: 62,000) in the quarter to
  7.8 million (2004: 7.4 million)

- Sky+ households increased by 139,000 (2004: 77,000) in the quarter to 1,027,000 (2004: 474,000)

- Multiroom households increased by 103,000 (2004: 64,000) in the quarter to 748,000 (2004: 357,000)

Financial highlights

- Revenue increased by 8% to GBP1,023 million

- Gross margin increased by two percentage points to 61%

- Operating profit increased by 14% to GBP215 million, a margin of 21%

- Profit after tax increased by 15% to GBP140 million

- Earnings per share increased by 19% to 7.5 pence


James Murdoch, Chief Executive said:

"Sky increased sales to new customers and achieved strong profit growth this quarter despite facing a challenging competitive environment and continued economic pressures on consumers. The team has met or over-achieved core performance measures including sales, operating profit and earnings per share, notwithstanding an increase in churn. We remain on track for our 2005 and 2010 targets.

Sky is committed to providing the very best entertainment and giving customers control and flexibility in how, where and when they enjoy it. Having achieved an important milestone of more than one million Sky+ households this quarter, we continue to focus on offering an array of easy-to-use products and services that strengthen our relationships with Sky families and increase the value we deliver to them. These initiatives, together with the proposed acquisition of Easynet, will ensure that Sky continues to set the pace in a highly dynamic marketplace.

The Group's intended use of capital continues to be to invest in the significant growth opportunity for pay-TV in the UK and Ireland, to consider potential acquisitions such as Easynet and to continue the policy of returning capital that has seen almost GBP700 million returned to shareholders over the last year"

Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.

Key subscriber information                2005        2004    Change   % Change

Net DTH subscriber additions(1)         57,000      62,000    -5,000         -8%
Total DTH subscribers(2)(3)(4)(5)    7,844,000   7,417,000   427,000          6%

Net Sky+ household additions(1)        139,000      77,000    62,000         81%
Total Sky+ households(2)             1,027,000     474,000   553,000        117%

Net Multiroom household additions(1)
(6)                                    103,000      64,000    39,000         61%
Total Multiroom households(2)          748,000     357,000   391,000        110%

Income statement (GBPm)                      Three months to 30 September

                                          2005        2004    Change   % Change

Revenue                                  1,023         948        75          8%

Operating profit                           215         189        26         14%
Operating profit margin                   21.0%       19.9%      1.1%       5.5%

Profit before taxation                     200         176        24         14%

Profit after taxation(7)                   140         122        18         15%


Cash flow information (GBPm)                    Three months to 30 September

                                          2005        2004    Change   % Change

Cash inflow from operations                105         147       -42        -29%

Net debt(2)(8)                             528         367      -161        -44%


Per share information (pence)                 Three months to 30 September

                                          2005        2004    Change   % Change

Earnings per share                         7.5         6.3       1.2         19%

1.        In the three months to 30 September
2.        As at 30 September
3. Includes DTH subscribers in Republic of Ireland (372,000, as at 30 September 2005).
4. DTH subscribers include only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
5. DTH subscribers include subscribers taking Sky packages via DSL through Kingston Interactive Television and Homechoice.
6.        Multiroom includes households subscribing to more than one digibox.
          (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
7.        Equivalent to profit attributable to equity holders of the parent
8. Cash, cash-equivalents, short-term deposits, borrowings and debt related financial instruments

Enquiries:

Analysts/Investors:

Andrew Griffith                              Tel: 020 7705 3118
Robert Kingston                              Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson                             Tel: 020 7705 3267
Robert Fraser                                Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew                              Tel: 020 7251 3801


A conference call for UK and European analysts and investors will be held at 8:30 a.m. (GMT) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call will be available on Sky's corporate website, www.sky.com/corporate which will also be available to replay.

There will be a separate conference call for US analysts and investors at 10:00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.



OPERATING REVIEW

At 30 September 2005, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 7,844,000, representing a net increase of 57,000 in the three months to 30 September 2005 ("the quarter"). Gross DTH subscriber additions in the quarter were 286,000, representing the fourth consecutive quarter of year on year growth in sales to new customers. Sky remains on track to achieve its target of eight million subscribers by the end of the second quarter ending 31 December 2005, which is expected to benefit from seasonally strong additions in the run up to Christmas.

During the quarter, the number of households subscribing to Sky+ passed the milestone of one million. Sky+ continues to drive new customer additions as well as providing an upgrade path for existing customers, with 32% of new Sky+ customers in the quarter being new to Sky. The total number of Sky+ households increased by 139,000 during the quarter to 1,027,000, reaching 13% penetration of total DTH subscribers.

The total number of Multiroom households also continued to grow strongly, increasing by 103,000 in the quarter to 748,000, to reach 10% penetration of total DTH subscribers. The number of Multiroom households has more than doubled within the last twelve months.

Annualised average revenue per DTH subscriber ("ARPU") increased by GBP1 on the previous quarter to GBP385. This resulted from an increased volume of Multiroom subscriptions and a one month uplift from the changes in UK and Ireland retail pricing, which became effective on 1 September 2005, partially offset by fewer pay-per-view sports events than in the previous quarter. The full benefit of the revised pricing structure is expected to be recognised in the second quarter.

DTH churn for the quarter (annualised) was 11.7%, up from 10.5% in the previous quarter. The increase in churn was the result of a challenging economic and competitive climate and the price rise of between GBP1.50 and GBP3 per month for most customers that took effect within the quarter. The impact of the price rise is estimated to have increased churn by at least half a percentage point. Management of churn will remain a key focus during the remainder of the financial year and, whilst the Group's goal for churn remains around 10%, the average churn rate for the year to 30 June 2006 is currently expected to be around 11%.

On 1 September 2005, the Group's Customer Relationship Management ("CRM") systems went live for new customers with the transition for existing customers expected to be completed in the first half of calendar year 2006. These systems are expected to offer many benefits which will support the continued growth and future success of the business, including:

- Leading-edge technology that will enhance Sky's ability to understand and serve individual needs in a diverse and growing customer base
- Continuous improvement in customer communication, including more segmented and personalised marketing and correspondence
- Long-term scalability and cost efficiencies
- The flexibility to launch and integrate new products and services across multiple platforms and devices

On 31 October 2005, The Group announced that Vodafone UK would be the launch network partner for Sky Mobile TV. The service, which launched on Vodafone's 3G network on 1 November 2005 currently includes 19 mobile channels and is anticipated to be made available on other mobile networks in calendar year 2006. During the quarter, the Group continued to develop the Sky by broadband and Sky by mobile applications, which are scheduled to launch later this calendar year as a bonus service to qualifying DTH satellite customers. Sky by mobile will offer customers a range of news, sports and entertainment content in text and video as well as the opportunity to trade up to Sky Mobile TV.

The Group's commitment to invest in on-screen programming continued during the quarter. On 13 September 2005, Sky announced that it had been awarded a new 3-year agreement to broadcast the UEFA Champions League for the 2006/07 to 2008/ 09 football seasons. Sky Sports also secured live and exclusive rights to the 'Louis Vuitton Cup', in the lead up to sailing's 'America's Cup,' and the 'America's Cup,' which will be held in 2007; 'Hicksteads Royal International Horse Show' and 'The Horse of the Year Show' from 2005 to 2007 in its coverage of equestrian events; and exclusive live coverage of the all new 'A1 Grand Prix' series which started at Brands Hatch on 25 September 2005.

Sky News built upon a strong performance in the quarter, achieving its highest share of viewing in multi-channel homes in over two years, with the unveiling of its new on-air look and schedule when it began broadcasting from its recently completed state-of-the-art studio complex on 24 October 2005. With a new line-up of dedicated shows and a continued focus on innovative coverage, the award winning news channel will seek to raise the standard even further to ensure that it continues to be the first destination for breaking news in the UK.


FINANCIAL REVIEW

Total revenues increased by 8% over the three months ended 30 September 2004 ("the comparable period") to GBP1,023 million.

DTH revenues increased by 7% on the comparable period to GBP746 million, behind 6% growth in the average number of DTH subscribers.

Wholesale revenues increased by 4% on the comparable period to GBP54 million principally due to the changes in wholesale prices in September 2004.

Advertising revenues increased by 13% on the comparable period to GBP81 million. This reflects 2% growth in the UK television advertising sector and continued growth in Sky's overall share in this sector, which now stands at 12.4%, up from 11.5% last year. The Group expects to continue to outperform growth in the UK television advertising sector for the remainder of this calendar year.

Total SkyBet revenues increased by a further 8% against strong comparatives to GBP64 million, with good growth in sportsbook and gaming revenues generated through the interactive TV portal.

Sky Active revenues of GBP22 million for the quarter were in-line with the comparable period. Increased revenues from interactive advertising and enhanced TV were offset by a reduction in revenues from other areas of the business, including the SkyBuy retail service, which was wound down and closed in the final quarter of last financial year.

Other revenues increased by 22% on the comparable period to GBP56 million principally due to the growth in digibox revenues associated with the increase in Sky+ and Multiroom sales and Sky's Credit Card, 'SkyCard'.

Total programming costs for the quarter increased by 3% on the comparable period to GBP396 million, substantially lower than the rate of revenue growth. This reflected increased investment in Sky One commissioned programming and increased News costs relating to coverage of the London terror attacks and Hurricanes Katrina and Rita. A slight increase in Movie costs, relating to an increase in the number of Movie subscribers was offset by lower Sports costs mainly due to the Ryder Cup, a bi-annual event, which fell in the first quarter of last financial year.

Gross margin (defined as revenue less total programming expenses as a proportion of revenue) grew by a further two percentage points on the comparable period to 61%.

Other operating costs for the quarter were GBP412 million, a GBP38 million increase on the comparable period. Marketing costs increased by GBP27 million on the comparable period to GBP139 million. This increase reflects the strong growth in the number of new customers in the quarter, the increased number of existing customers upgrading to Sky+ and Multiroom, and higher above-the-line marketing and retention costs. Gaming costs increased in line with the growth in SkyBet revenues and administration costs increased by GBP2 million on the comparable period to GBP75 million. This increase is due to the recognition of a higher proportion of charges for share based payments in the quarter, following the Group's decision to only apply IFRS 2 ("Share-based Payment") to awards granted after 7 November 2002, as disclosed previously.

Operating profit increased by GBP26 million on the comparable period to GBP215 million generating a one percentage point increase in operating profit margin to 21%.

After the Group's share of operating profits from joint ventures of GBP2 million and a net interest charge of GBP17 million, the Group made a profit before tax in the quarter of GBP200 million.

The total tax charge for the quarter was GBP60 million, reflecting a current tax charge of GBP48 million and a deferred tax charge of GBP12 million. Excluding the effect of joint ventures, the Group's underlying effective tax rate on ordinary activities moved from 30.6% for the comparable period to 30.1% as a result of a slight decrease in the level of profit and loss charges being disallowed for tax purposes.

The mainstream corporation tax liability for the quarter was GBP48 million. In accordance with the quarterly payment regime, GBP40 million was paid in the period, being the third payment on account of corporation tax for the year ended 30 June 2005.

The Group's profit after tax for the quarter increased by GBP18 million to GBP140 million generating a 19% increase in earnings per share on the comparable period to 7.5 pence.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 12% on the comparable period to GBP239 million. After a GBP134 million working capital outflow, principally due to the timing of payment for sports rights, the Group generated a cash inflow from operations of GBP105 million. After net interest payable of GBP29 million, taxation of GBP40 million and other items, the Group invested GBP45 million in its capital expenditure programme and returned GBP128 million to shareholders in the final stage of a five percent share buy-back programme. Since approval of the programme at the Group's previous AGM on 12 November 2004, a total of 97 million shares have been repurchased for cancellation for total consideration of GBP544 million (including stamp duty and commissions). Net debt increased during the quarter from GBP388 million to GBP528 million as at 30 September 2005.

CORPORATE

On 14 October 2005, the Group announced a private placement with institutional investors which raised net proceeds of approximately GBP1,025 million from the issuance of guaranteed notes by its wholly owned subsidiary, BSkyB Finance UK plc.

The notes, which were issued on 20 October 2005, consist of (i) US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, (ii) US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035 and (iii) GBP400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017.

The net proceeds of the offering will be used for general corporate purposes, for the refinancing of maturing debt and to extend the maturity profile of the Group's debt. In addition, the Group may use the proceeds of the offering for acquisitions of business and/or assets in support of its strategy.

On 21 October 2005, the Group and Easynet Group plc ("Easynet") announced that they had agreed the terms of a recommended cash offer, made by advisors of the Group, on behalf of the offeror, Sky Broadband Services Limited, a wholly-owned subsidiary of BSkyB, for the entire issued and to be issued share capital of Easynet.

The offer of 175 pence in cash for each Easynet share valued the entire issued share capital of Easynet at approximately GBP211 million. On 21 October 2005, Sky Broadband Services Limited acquired 28,750,000 Easynet shares, representing approximately 23.9% of the issued share capital of Easynet.

Use of measures not defined under IFRS

This press release contains certain information on the Group's results and cash flows that has been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to the potential for growth of free-to-air and pay-TV, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH revenue, profitability and margin growth, cash flow generation, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report on form 20-F for the year ended 30 June 2005. Copies of the Annual Report on form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1

Subscribers to Sky Channels

                      Prior year Q1      Prior quarter Q4           Q1 2005/06
                              as at                 as at                as at
                           30/09/04              30/06/05             30/09/05


DTH homes(1),(2),(3)      7,417,000             7,787,000            7,844,000

Total TV homes
in the UK and
Ireland(4)               26,176,000            26,321,000           26,417,000

DTH homes as a
percentage of
total UK and
Ireland TV
homes                            28%                   30%                  30%

Cable - UK                3,305,000             3,287,000            3,281,000
Cable - Ireland             575,000               585,000              588,000

Total Sky pay homes      11,297,000            11,659,000           11,713,000
Total Sky pay
homes as a
percentage of
total UK and
Ireland TV homes                 43%                   44%                  44%

Sky+ homes                  474,000               888,000            1,027,000

Multiroom homes(5)          357,000               645,000              748,000

DTT - UK(6)               3,451,000             4,940,000            5,316,000

1: Includes DTH subscribers in Republic of Ireland (372,000, as at 30 September
   2005).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
3: DTH homes include subscribers taking Sky packages via DSL through Kingston
   Interactive Television and Homechoice.
4: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 1 October 2005). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2005).
5: Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
6: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 October 2005). These include Sky or Cable homes that already take multi-channel TV.

Appendix 2

Glossary

Useful           Description
definitions

ARPU Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.

Churn The rate at which subscribers relinquish their subscriptions, expressed as a percentage of total subscribers.

Digibox          Digital satellite reception equipment.

EBITDA Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.

Effective tax    Corporation tax charge expressed as a percentage of Profit
rate             before tax, goodwill, interest, exceptional items and share of results of joint ventures.

Gross margin     Revenue less programming expenses as a proportion of revenue.

Mainstream       Current corporation tax charge for the year.
corporation tax
liability

Multichannel     Share of viewers of non-analogue terrestrial television.
viewing share

Multiroom        Installation of one or more additional digiboxes in the
                 household of an existing DTH subscriber.

Net debt Cash, cash-equivalents, short-term deposits, borrowings and debt related derivative financial instruments.

Profit after     Profit attributable to equity holders of the parent.
tax

PVR Personal Video Recorder: Digital TV receiver which utilises a built in hard disk drive to enable viewers to record without videotapes, pause live TV, and record one programme while watching another.

Sky + Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder.

Viewing share    Number of people viewing a channel as a percentage of total viewing audience.

Consolidated Income Statement for the three months ended 30 September 2005

                                                          2005/06       2004/05
                                                     Three months  Three months
                                                            ended         ended
                                                     30 September  30 September
                                                             GBPm          GBPm
                                              Notes    (unaudited)   (unaudited)

Revenue                                           1         1,023           948
Operating expenses                                2          (808)         (759)

EBITDA                                                        239           213
Depreciation and amortisation                                 (24)          (24)
Operating profit                                              215           189

Share of results from joint ventures and
associates                                                      2             1
Investment income                                               8             7
Finance costs                                                 (25)          (21)
Profit before tax                                             200           176

Taxation                                                      (60)          (54)
Profit for the quarter
attributable to equity holders of the parent                  140           122

Earnings per share (in pence) from profit for
the quarter attributable to equity holders
of the parent
Basic and diluted                                             7.5p          6.3p

Notes:

1.       Revenue

                                                          2005/06       2004/05
                                                     Three months  Three months
                                                            ended         ended
                                                     30 September  30 September
                                                             GBPm          GBPm
                                                       (unaudited)   (unaudited)

DTH subscribers                                               746           697
Cable subscribers                                              54            52
Advertising                                                    81            72
Sky Bet                                                        64            59
Sky Active                                                     22            22
Other                                                          56            46
                                                            1,023           948

2.       Operating expenses

                                                          2005/06       2004/05
                                                     Three months  Three months
                                                            ended         ended
                                                     30 September  30 September
                                                             GBPm          GBPm
                                                       (unaudited)   (unaudited)

Programming                                                   396           385
Transmission and related functions                             45            44
Marketing                                                     139           112
Subscriber management                                          94            91
Administration                                                 75            73
Betting                                                        59            54
                                                              808           759


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 04 November 2005                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary